Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Newsflash 10. Oct 2005
Mon Oct 10 02:00:00 2005

Roche to launch system for high-throughput DNA sequencing
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632207/>.
Roche Holding AG said it is launching the Genome Sequencer 20 System and reagents, a technology enabling researchers to sequence genomes and long DNA sequences up to 100 times faster than current commercial platforms. The product, it said, features a nanotechnology-based approach to sequencing invented by the US-based 454 Life Sciences. Roche said its Diagnostics division will offer the Genome Sequencer 20 System and reagents and that 454 Life Sciences will continue to manufacture instrument systems and reagent kits for its Diagnostics unit. (AFX News)

Web sales of bird flu drug spark counterfeit fears
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632339/>
Roche urged consumers on Friday not to buy its flu drug Tamiflu over the Internet to avoid the risk of purchasing potentially counterfeit pills as they build stockpiles in case of a bird flu pandemic. With experts predicting that millions could die if the bird flu strain H5N1 mutates into a human flu virus, some consumers appear to be building up their own reserves of the drug, doubling up on governments' efforts to prepare for a pandemic. Roche, the Swiss maker of Tamiflu, warned consumers not to buy the prescription-only pill over the Internet but to get advice from their doctor and pick the drug up from a reputable pharmacy. (Reuters)

US May Be Too Late To Buy More Flu Drug - NYT
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632397/>
As the U.S. government considers spending billions to stockpile anti-flu drugs, it might already be too late due to depleting supply, the New York Times reported Friday. Concern is growing about a potential avian flu pandemic. But while Congress and the Bush administration is deliberating spending billions to buy the influenza drug Tamiflu, months of delay may mean the U.S. will now have to wait in line behind other countries. If the administration placed a large order just a few months ago, Roche Holdings AG, the maker of Tamiflu, could have delivered much of the supply by next year, according to sources close to the negotiations in both government and industry, the Times reported. (Dow Jones)

Draft Of Plan Shows US Unprepared For Flu Pandemic -NYT
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632618/>
The U.S. is unprepared for what could become the worst disease outbreak in the nation's history - the possible outbreak of pandemic influenza, The New York Times reported on its Web site early Saturday. Citing a draft of a plan formulated by the administration of U.S. President George W. Bush to deal with such a crisis, the newspaper reported the administration expects hospitals would become overwhelmed, riots would engulf vaccination clinics and even power and food would be in short supply. The newspaper said the 381-page draft of the plan, which is expected to be released later this month, was obtained by the Times from a top health official who provided the document on condition of anonymity, as it is not supposed to be distributed. The source said it is just a draft and not the final version, the paper said. (Dow Jones)

dlw 10/24

Biotech stocks rise amid efforts to fight bird flu <http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632547/>
Shares of biotechnology companies developing treatments to fight a possible outbreak of avian flu rose on Friday as delegates from around the world met to discuss plans for battling the illness. BioCryst Pharmaceuticals Inc., a small biotech in Birmingham, Alabama, saw its shares soar as much as 20 percent to its highest price in nearly five years, while Gilead Sciences Inc. shares rose 5 percent

to touch an all-time high. Shares of Gilead, which co-developed Tamiflu with Roche Holding AG, provided the greatest support to the Nasdaq in afternoon trading. BioCryst is developing a drug which, if approved, could be a third option to treat the H5N1 avian influenza, which has already killed more than 100 people in Asia and could turn into a pandemic that could kill millions if it mutates into a more deadly version of the virus, experts have said. (Reuters)

Turkey, Romania kill poultry to stop bird flu spread
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632920/>
Turkey and Romania culled thousands of birds and imposed quarantine zones on Sunday to try to stop the spread of avian flu as scientists worked to discover if the outbreaks could be the deadly H5N1 strain. Reports of Turkey's outbreak only surfaced on Saturday night, but nearly 2,000 turkeys died at the affected farm near the Aegean Sea on Tuesday and Wednesday. Romania's suspected outbreak was detected in poultry in the Danube delta, on the Black Sea, and the European Commission says the two cases are different but they have raised the spectre of the disease reaching European Union countries. If the Romanian cases did turn out to be the deadly H5N1 virus, they would be the first evidence the strain has spread to Europe from Asia, where it has killed more than 60 people and millions of birds since 2003. Russia and Kazakhstan have already had outbreaks. (Reuters)

FluMist future lies with new formula of needle free vaccine
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=633055/>
Last year, MedImmune Inc. and then partner Wyeth presented a study that suggested a new version of MedImmune's nasal spray influenza vaccine FluMist may be more effective at warding off the virus than the traditional needle jab in the arm. The results, while preliminary, were encouraging for MedImmune. Its first attempts to sell FluMist had fizzled, bedeviled by a high price, storage problems, and limits on who could use the drug. Once thought to be a blockbuster product, the company even considered scrapping it. MedImmune is now preparing to report the results of a much more comprehensive study of the retailored vaccine, meant to resolve the problems that saddled the original version and, the company hopes, prove it is better than the shot. (Associated Press)

Altana says may list chemicals unit end '06 -paper
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632251/>
German drugs and chemicals group Altana's planned listing of its chemicals unit on the stock market could be pushed toward the end of 2006, its chief executive was quoted as saying in a newspaper on Friday. It also plans to strengthen its pharmaceuticals business by investing more than one billion euros in new products, financed by the disposal of non-core businesses and the strength of its balance sheet, Nikolaus Schweickart told Boersen Zeitung. He said that the timing of the listing depended on whether Altana chose to list its Altana Chemie unit through a spin-off to existing shareholders or by an initial public offering. (Reuters)

Reckitt swallows Boots drugs unit for $3.4 bln <http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632351/>
Britain's Reckitt Benckiser Plc agreed on Friday to buy Boots Group's non-prescription drugs business for a higher-than-expected 1.926 billion pounds ($3.4 billion) in cash, bringing its Lemsip and Disprin cold remedies together with Boot's Nurofen painkiller. British health and beauty group Boots, which must sell the business before it can merge with Alliance Unichem Plc, said it intended to return around 1.43 billion pounds, or 200 pence a share, to shareholders via a special dividend. Initial concerns that Reckitt had overpaid were soon swept away as its well-respected management team outlined big cost savings, and its stock rose 2.5 percent to 17.50 pounds by 0920 GMT, to be the FTSE 100's biggest riser. Investors also cheered the high price won by Boots for its business known as Boots Healthcare International (BHI) lifting its shares 0.9 percent to 627-1/2p, after an early high of 640p. (Reuters)

Beckman Coulter to buy Diagnostic Systems <http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632455/>
Beckman Coulter Inc. on Friday said it has agreed to buy privately held Diagnostic Systems Laboratories Inc. for $138 million as it moves to strengthen its diagnostic business. Beckman, a medical instruments maker, expects the deal to dilute earnings by 1 cent in the fourth quarter and by 6 cents next year. But it forecast the acquisition will add to its earnings starting in the fourth quarter of next year. The deal, which includes an unspecified amount of debt, is expected to close on Oct. 11. DSL had 2004 sales of about $34 million. It makes laboratory tests for research in reproductive and cardiovascular health. (Reuters)

Takeda diabetes drug Actos lowers heart risk - study
<http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632430/>
Takeda Pharmaceutical Co's Actos, a drug widely prescribed for Type 2 diabetes, also appears to lower the risk of dangerous cardiovascular problems among diabetics, according to a study to be published online on Saturday by The Lancet. People with Type 2 diabetes run a high risk of a fatal or disabling stroke or heart attack – up to four times higher than the general population. A 'macrovascular event' is a major reason why a 40-year-old patient newly diagnosed with diabetes is likely to live some eight years less than a counterpart who does not have the disease. (AFX News)

Cytogen, Lilly drug combo gets response <http://pressmonitoring.roche.ch/home/newsroom/view-clipping/ /id=632457/>
Cytogen Corp. said Friday that a majority of advanced bone cancer patients responded when given a combination dose of its flagship cancer treatment and Eli Lilly & Co.'s lead chemotherapy drug. In an independent study published in the journal Clinical Cancer Research, researchers said that eight out of 14 relapsed or treatment-resistant bone cancer patients responded when given a combination of Cytogen's Quadramet and Lilly's Gemzar, as evidenced by medical imaging scans. Six of the responses were partial, meaning the cancer persisted but the medical scans showed improvement, and two responses were mixed, Cytogen said. (Associated Press)

* For more news go to the Newsroom <http://pressmonitoring.roche.ch/>
* For printable version open PDF <http://pressmonitoring.roche.ch/pdf/pm-2005-10-10-689-newsflash.pdf>

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

Basel, 11 October 2005

Roche Diagnostics to co-develop IT-enabled prototype psychiatric pharmacogenomics tool

Tool will use information from Roche AmpliChip CYP450 Test

Roche announced that Roche and Mayo Clinic, Rochester, Minnesota, USA, have entered into an agreement to investigate offering drug selection and dosing information for the treatment of psychiatric patients. Their first step is to co-develop a prototype IT- enabled system that will refine and harness Mayo Clinic's extensive psychiatric and pharmacogenomic clinical expertise. The prototype system will offer drug selection and dosing information for a broad range of psychotropic therapeutics based on patient test results from Roche's AmpliChip CYP450 Test.

"This is an important step to aid in patient care in a specific therapeutic area, especially because psychiatric care often requires the need to fine-tune therapy," said Heino von Prondzynski, CEO Division Roche Diagnostics and Member of Roche's Corporate Executive Committee. "Providing healthcare professionals with the information obtained by the AmpliChip CYP450 Test within this context may enable them to select the right medicine and the right dose for the individual patient."

Psychiatric consultants at the Mayo Clinic have been able to genotype their patients for the 2D6 gene and the 2C19 gene for about two years. During that time, they have learned that patients appreciate their ability to minimize the side effects of the psychotropic medications that are prescribed. The combination of the AmpliChip CYP450 test and this new IT-tool, when available, will extend to psychiatrists across the country. This may allow practicing psychiatrists to better select and dose their patients' drugs.

In January 2005, Roche Diagnostics announced that its first microarray-based test, the AmpliChip CYP450 Test, had been cleared by the US Food and Drug Administration (FDA) for diagnostic use in the United States. That followed the announcement of September 2004, that the AmpliChip

CYP450 Test has the CE mark ("Conformité Européene"), allowing the test to be used for diagnostic purposes in the European Union. The test, which is powered by Affymetrix microarray technology, analyses a patients Cytochrome P450 2D6 and 2C19 genotypes from genomic DNA extracted from a blood sample. Test results allow physicians to consider unique genetic information from patients in selecting medications and doses of medications for a wide variety of common conditions such as cardiac diseases, pain, and cancer.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis, and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information

- AmpliChip CYP450 Press Kit: www.roche-diagnostics.com/press_lounge/amplichip_cyp450
- AmpliChip Trailer: www.roche.com/med_iam_amplitrailer
- Roche Diagnostics: www.roche-diagnostics.com
- Mayo Clinic, Rochester: www.mayoclinic.org/rochester

Media Office contacts

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp